Contact

www.linkedin.com/in/viethn (LinkedIn)
www.ippt.gov.pl/~viet (Personal)
www.gemius.pl (Company)
www.bunge.com (Company)

Top Skills

Software Engineering

Networking

Programming

Publications

Fast Human Face Detection with Neural Networks

Neural networks in solving systems of interval linear equations

Prediction of Natural Gas Consumption with Feed-forward and Fuzzy Neural Networks

Approximate the algebraic solution of systems of interval linear equations with neural networks

Neural and fuzzy neural networks for natural gas consumption prediction

Viet Hoang Nguyen

Director of Multimedia Systems Development at CYFROWY POLSAT
Poland

Experience

CYFROWY POLSAT
12 years 3 months

Director of Multimedia Systems Development
March 2016 - Present (9 years 10 months)

Deputy Internet Projects Director for Software Development
October 2013 - February 2016 (2 years 5 months)

- Supervising all IT Teams within the Department,
- Supervising and providing technical expertise in IT projects with focus on the development of online video services, including all aspects of video conversion, distribution and consumption,
- Co-operating with Partners within Organization in integrating systems and services,
- Supervising the development of a VoIP system (Halo) and its customizing for Polkomtel (Frifon)

Redefine
5 years 7 months

Software Development Director
July 2011 - September 2013 (2 years 3 months)

- Re-organizing the IT Department, introducing new processes,
- Supervising the development of IPLA on all platforms, including mobile and smartTV,
- Initiating and supervising the process of building a brand new IPLA eco-system, including in-house systems for video ingestions, content management, content protection and payments.
- Designing the overall architecture and supervising the development of MUZO - an online music streaming platform. Introducing a proprietary Digital Right Management System tailored for Audio Stream Protection.

Software Development Manager
March 2008 - July 2011 (3 years 5 months)

- Building and leading the Team to develop the very first versions of IPLA - an online video streaming service for EUFA Championship in 2008,

- Building and supervising the Team to:
+ extend IPLA on Windows with new features and apply new technologies. Over 5 millions installations.
+ develop IPLA for MAC,
+ develop IPLA player for Web browsers.
+ Selected key features: social live streaming, content protection solutions, online advertisement.

- Providing technical supports to other Teams in the development of various in-house systems

Bunge Mathematical Institute
Artificial Intelligence Consultant
March 2006 - August 2008 (2 years 6 months)

- Develop mathematical models and artificial intelligence based methodologies for data analysis,
- Financial time series predictions,
- Key projects: FarmMetrics - Commodity Prediction for Bunge Commodity Trading in NYC. Responsible for Neural Nets based prediction modeling as competitive to Statistical Modeling.

Gemius SA
System Architect / Team Leader
April 2000 - March 2008 (8 years)

Develop IT softwares and solutions for Online Marketing Researches:
- User-centric research (Megapanel PBI/Gemius).
- Key projects:
+ eMeter (as Author): a snipping software on Transport Layer,
+ NetPanel (as Author): a snipping software for web browsers,
+ HTTP-based Backend Services for eMeter/NetPanel (as Author)
+ gemiusHeatmap (co-author, team leader)
+ gemiusExplorer (co-author)

Inst. of Fundamental Technological Research, Polish Academy of Sciences
PhD Candidate
October 2002 - 2007 (5 years)

Neuro-fuzzy Techniques for Uncertain Information Processing:

- Fuzzy sets, fuzzy logics, fuzzy reasoning,

- Neural networks, Fuzzy Neural Networks,

- Dealing with Randomness and Fuzziness in a unified environment.

Uncertainty computing.

- Key projects:

+ Advanced PROtection SYStem - APROSYS (EU Grant). Finite Element Methods for Computer based simulations,

+ Gas Consumption Predictions with Hybrid Neural Nets,

+ Human Face Detection with Neural and Fuzzy Neural Nets.

Education

Politechnika Warszawska

Master’s Degree, Computer Science · (1996 - 2001)